SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of September 2006

Commission file number: 001-16143

SCHERING AKTIENGESELLSCHAFT

Muellerstrasse 178
13353 Berlin
Federal Republic of Germany
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F __X__  Form 40-F _____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes _____  No __X__

News Release

Extraordinary Stockholders’ Meeting of Schering AG in Berlin

Erlen: Very good prospects for Bayer Schering Pharma

•	Stockholders resolve on domination and profit and loss transfer agreement
•	New stockholders’ representatives appointed to the Supervisory Board

Berlin - The stockholders of Schering AG have assembled today, Wednesday, in Berlin for an Extraordinary Stockholders’ Meeting, at which outgoing Management Board Chairman Dr. Hubertus Erlen has appealed for their consent to the domination and profit and loss transfer agreement with Bayer subsidiary Dritte BV GmbH. Also on the agenda are elections to the Supervisory Board to reflect Schering’s new ownership structure. Bayer holds more than 95 percent of the outstanding shares of the Berlin-based pharmaceutical company. The stockholders will also resolve on the announced renaming of Schering AG to “Bayer Schering Pharma Aktiengesellschaft.”

Erlen emphasized that Schering’s business is very healthy and performing well after 155 successful years of independence. At the same time, he said, he was convinced that the recommendation to the stockholders to accept Bayer’s public takeover offer had been the right one. “By merging the pharmaceuticals businesses of Bayer and Schering, we will create a new global company with very good prospects for the future,” Erlen added.

The domination and profit and loss agreement to be voted on is intended to create the basis for realizing commercial, legal and tax advantages and ensuring that outside stockholders are fairly treated. The agreement is also designed to enable the integration of Schering into the Bayer Group to be driven forward, leveraging synergies of EUR 700 million annually.

“Fair offer to Schering stockholders”

The agreement includes a fair offer to Schering’s outside stockholders, Erlen said. Dritte BV GmbH is offering to acquire their shares for one-time cash compensation of EUR 89 per share. The offer will take effect on the day the agreement is entered in the commercial register. The obligation thereunder applies for a limited period of two months from the announcement of the agreement’s entry in the register. The filing of a legal proceeding concerning the adequacy of the amount of the offer consideration would extend the deadline. Stockholders who do not sell their Schering shares will receive an annual net guaranteed dividend of EUR 3.62 per share in lieu of an ordinary dividend. “This is roughly three times as much as our last dividend payment,” Erlen pointed out. This guaranteed dividend would first be paid for the fiscal year in which the agreement becomes effective by being entered in the commercial register. If the agreement is entered this year, therefore, the guaranteed dividend could already be paid for 2006, although any ordinary dividend declared for fiscal 2006 would be deducted.

The following candidates were proposed to the Extraordinary Stockholders’ Meeting for election to the Schering Supervisory Board:
Professor Friedrich Berschauer, Management Board Chairman of Bayer CropScience AG;
Dr. Hubertus Erlen, Management Board Chairman of Schering AG;
Dr. Roland Hartwig, General Counsel of Bayer AG;
Klaus Kühn, Management Board member of Bayer AG;
Achim Noack, Managing Director of Bayer Technology Services GmbH;
Werner Wenning, Management Board Chairman of Bayer AG.

Current Supervisory Board members Dr. Karl-Hermann Baumann and Dr. Reiner Hagemann will remain in office. However, Dr. Giuseppe Vita, Dr. Mathias Döpfner, Professor John A. Dormandy, Professor Dieter Hinzen, Dr. h.c. Martin Kohlhaussen and Detlef Olufs will resign with effect from the end of the Extraordinary Stockholders’ Meeting. It is intended to propose Werner Wenning as Chairman of the new Supervisory Board and Dr. Hubertus Erlen as one of the two vice chairmen.  The existing employee representatives will continue to serve on the Schering Supervisory Board.

New Schering Management Board to be named on Thursday

The day after the Extraordinary Stockholders’ Meeting, the newly elected Supervisory Board will appoint the new Schering Board of Management. This is planned to comprise:
Arthur Higgins (Chairman), Management Board Chairman of Bayer HealthCare AG;
Werner Baumann, Management Board member of Bayer HealthCare AG;
Dr. Ulrich Köstlin, Management Board member of Schering AG;
Dr. Gunnar Riemann, Management Board member of Bayer HealthCare AG;
Prof. Marc Rubin, MD, Management Board member of Schering AG.

The remaining members of the present Schering Management Board - Dr. Karin Dorrepaal, Professor Rainer Metternich and Dr. Jörg Spiekerkötter - will resign their posts with effect from the end of the Extraordinary Stockholders’ Meeting, having chosen not to join the new company.

The stockholders will also vote on the company’s renaming from Schering Aktiengesellschaft to “Bayer Schering Pharma Aktiengesellschaft.” “This name signifies that Schering is now a Bayer Group company, while at the same time preserving the tradition-rich Schering name,” Erlen explained. It is not planned to file for registration of the corresponding amendment to the Articles of Incorporation before December 1, 2006 to give the company time to prepare for the activities connected with the renaming.

The change at first will affect only the company’s name, and thus does not yet involve its merger with the pharmaceuticals business of Bayer HealthCare to form a single legal entity. It is, however, planned to legally combine the two pharmaceuticals businesses under the common umbrella of Bayer Schering Pharma AG, headquartered in Berlin, although it has not yet been decided exactly how and when this will take place.

Erlen concluded his address by thanking Schering employees for their tremendous dedication: “You have done outstanding work, particularly in the takeover situation over the past few months.” On behalf of the entire Management Board, Erlen thanked Schering’s cooperation partners in research and development, along with the stockholders, for the trust they have placed in the company’s management and strategy.

Berlin,	September 13, 2006
ha	(2006-0468-E)

Contact:
Bayer AG:
Günter Forneck, phone +49 214-30-50446
Email: guenter.forneck.gf@bayer-ag.de

Schering AG:
Oliver Renner, phone +49-30-468-12431
Email: oliver.renner@schering.de

Verena von Bassewitz, phone +49-30-468-192206
Email: verena.vonbassewitz@schering.de

 Important information from Bayer AG:

This is neither an offer to purchase nor a solicitation of an offer to sell shares or American depositary shares of Schering AG. At the time of commencement of the mandatory compensation offer, Dritte BV GmbH will file a tender offer statement with the U.S. Securities and Exchange Commission (SEC) with respect to the mandatory compensation offer and Schering AG will file a solicitation/recommendation statement on Schedule 14D-9 with the SEC in respect of the mandatory compensation offer. Investors and holders of shares and American depositary shares of Schering AG are strongly advised to read the tender offer statement and other relevant documents regarding the mandatory compensation offer filed with the SEC when they become available because they will contain important information. Investors and holders of shares and American depositary shares of Schering AG will be able to receive these documents when they become available free of charge at the SEC’s website (http://www.sec.gov), or at the website http://www.bayer.de.

This news release contains certain forward-looking statements based on current assumptions and forecasts made by Bayer Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in our reports files with the Frankfurt Stock Exchange and our reports filed with the SEC (incl. on Form 20-F). Bayer AG and Dritte BV GmbH do not assume any liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

Important information from Schering AG:

Legal Instruction
After the proposed offer of cash compensation by Dritte BV GmbH, a wholly owned subsidiary of Bayer Aktiengesellschaft, in connection with the planned domination and profit and loss transfer agreement between Dritte BV GmbH and Schering Aktiengesellschaft, is made available to Schering Aktiengesellschaft shareholders, Schering Aktiengesellschaft will file with the U.S. Securities and Exchange Commission a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer of cash compensation. Holders of ordinary shares and American depositary shares of Schering Aktiengesellschaft are advised to read such solicitation/recommendation statement when it becomes available because it will contain important information. Holders of ordinary shares and American depositary shares of Schering Aktiengesellschaft will be able to obtain such solicitation/recommendation statement and other filed documents when they become available free of charge at the U.S. Securities and Exchange Commission’s website (http://www.sec.gov) and at Schering Aktiengesellschaft’s website (http://www.schering.de).

Certain statements in this press release that are neither reported financial results nor other historical information are forward-looking statements, including but not limited to, statements that are predictions of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and Schering AG’s plans and objectives to differ materially from those expressed or implied in the forward-looking statements. Certain factors that may cause such differences are discussed in our Form 20-F and Form 6-K reports filed with the U.S. Securities and Exchange Commission. Schering AG undertakes no obligation to update publicly or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995, Schering Aktiengesellschaft (the "Company") is providing the following cautionary statement. Except for historical information, statements contained in this Current Report on Form 6-K may constitute forward-looking statements. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "will", "may", "should", "risk" and other similar expressions are predictions of or indicate future events and future trends which do not relate to historical matters but identify forward-looking statements. In addition, this annual report includes forward-looking statements relating to our potential exposure to various types of market risks, such as foreign exchange rate risk, interest rate and other risks related to financial assets and liabilities and equity price risk. You should not rely on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are, in many cases, beyond our control and may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by the forward-looking statements and from past results, performance or achievements. Certain factors that may cause such differences include but are not limited to the following:

-    governmental factors, including legislative and regulatory changes;

-  difficulties and uncertainties related to new product development;

-  delays and uncertainties in the product approval process;

-  factors affecting our ability to obtain or maintain patent or trademark protection for our key products and processes;

-    factors adversely affecting the sale of our key products, including safety or efficacy concerns, increased competition from other products or manufacturing or supply disruptions;

-    competitive factors, including pricing and product initiatives of our competitors;

-    legal factors, including product liability or other liability claims; - factors relating to the implementation of strategic, operational and organizational initiatives;

-    human resources factors, including our ability to attract and retain qualified personnel;

-    economic factors over which we have no control, including changes in inflation, interest rates and foreign currency exchange rates, and overall economic conditions particularly in areas such as Asia, Eastern Europe and Latin America;

-    adverse developments in our relationships with our development, manufacturing and marketing partners;

-    the impact of future investments, acquisitions and dispositions, and any delays, unexpected costs or other problems experienced in connection with such transactions, including any liabilities associated with the sale of our minority interest in Aventis CropScience;

-    changes in environmental laws and regulations, which could cause us to incur significant costs in connection with ongoing compliance or liability for remediation; and

-    other risks, uncertainties and factors inherent in our business.

These and other risks, uncertainties and factors are discussed in the Company's Form 20-F Annual Report and other filings with the Securities and Exchange Commission, including this Form 6-K.  Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof.  Any such forward-looking statements are not intended to give any assurance as to future results.  The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCHERING AKTIENGESELLSCHAFT

By:	/s/ Dr. Christof Ehrhart
Name: Dr. Christof Ehrhart
Title: Head Corporate Communication Schering AG

By:	/s/ Oliver Renner
Name: Oliver Renner
Title: Head Corporate Business Communication Schering AG

Date: September 13th, 2006
[Note: This page is attached as the last page at the end of the Form 6-K, after the document.]